RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2004

* Significant resource increase of 2.5 million ounces at Loulo

* Loulo construction breaks the skyline

* US$60 million project finance agreement concluded for Loulo

* Continued attention to Morila is bearing fruit

* Drilling at 5 projects in the 4th quarter - busy exploration period ahead

Randgold Resources Limited has 59.2 million shares in issue as at 30 September
2004

CONSOLIDATED INCOME STATEMENT

                 Unaudited    Unaudited    Unaudited
                   Quarter      quarter      quarter
                     Ended        ended        ended
                   30 Sept      30 June      30 Sept
US$000                2004         2004         2003
Gold sales revenue  12 181       12 200       29 254
Cost of sales
Production costs     9 474        8 243        9 265
Transport and
refinery costs          42           46          104
Transfer to deferred
stripping costs     (1 522)        (580)      (1 978)
Cash operating
costs*               7 994         7 709       7 391
Royalties              863           863       2 042
Total cash costs*    8 857         8 572       9 433
Profit from mining
activity*            3 324         3 628      19 821
Depreciation and
amortisation         2 160         2 286       2 162
Exploration and
corporate
expenditure          3 603         4 171       4 165
(Loss)/profit from
operations*         (2 439)       (2 829)     13 494
Interest received      242           230         254
Interest expense      (354)         (455)       (432)
(Loss)/profit on
financial instruments (347)        7 653         591
Profit on sale of
Syama                    -         7 070           -
Other income and
(expenses)             533             6        (332)
(Loss)/profit on
ordinary activities
before taxes and
minority interests  (2 365)       11 675      13 575
Income tax               -             -           -
Minority shareholders'
interest                 -             -          77

Net (loss)/profit    (2 365)        11 675    13 652

Basic earnings per
share (US$)           (0.04)          0.20      0.24+
Fully diluted earnings
per share (US$)       (0.04)          0.20      0.24+
Average shares in
issue (000)          58 810         58 547    57 508+

CONSOLIDATED INCOME STATEMENT
(CONTINUED)

                             Unaudited     Unaudited
                              9 months      9 months
                                 ended         ended
                               30 Sept       30 Sept
US$000                            2004          2003
Gold sales revenue              39 655        91 519
Cost of sales
Production costs                26 485        21 029
Transport and refinery costs       140           332
Transfer to deferred stripping
costs                           (4 490)       (1 422)
Cash operating costs*           22 135        19 939
Royalties                        2 805         6 387
Total cash costs*               24 940        26 326
Profit from mining activity*    14 715        65 193
Depreciation and amortisation    6 867         6 699
Exploration and corporate
expenditure                     10 790        10 818
(Loss)/profit from operations*  (2 942)       47 676
Interest received                  764           770
Interest expense                (1 274)       (1 450)
(Loss)/profit on financial
instruments                      1 750           263
Profit on sale of Syama          7 070             -
Other income and (expenses)       (926)         (302)
(Loss)/profit on ordinary
activities before taxes and
minority                         4 442        46 957
Income tax                           -             -
Minority shareholders' interest      -           351
Net (loss)/profit                4 442        47 308
Basic earnings per share (US$)    0.08          0.83+
Fully diluted earnings per
share (US$)                       0.08          0.82+
Average shares in issue (000)   58 752        57 088+

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS). * Refer to pro forma information provided on page 3.
+ Reflects adjustments resulting from sub-division of shares.

CONSOLIDATED BALANCE SHEET
                   Unaudited    Unaudited    Audited
                  at 30 Sept   at 30 Sept  at 31 Dec
US$000                  2004         2003       2003
Assets
Cash and cash
equivalents**         52 886      112 397    109 357
Receivables           23 542       11 316     15 196
Inventories           16 729       12 927     17 165
Total current assets  93 157      136 640    141 718
Property, plant
and equipment
Cost                 218 601      172 043    175 195
Accumulated
depreciation        (109 240)     (98 803)  (102 373)
Net property,
plant and equipment  109 361       73 240     72 822
Other long-term
assets                15 191        8 824     10 885
Total assets         217 709      218 704    225 425
Bank overdraft             -        1 245      1 550
Accounts payable
and accrued
liabilities           14 210       15 568     23 557
Total current
liabilities           14 210       16 813     25 107
Provision for
environmental
rehabilitation         3 786        5 308      5 962
Liabilities on
financial
instruments           10 037        6 475      8 488
Long-term loans        7 128       14 786      7 723
Loans from outside
shareholders in
subsidiaries           1 351          958        958
Total long-term
liabilities           22 302       27 527     23 131
Total liabilities     36 512       44 340     48 238
Shareholders'
equity               181 197      174 364    177 187
Total liabilities
and shareholders'
equity               217 709      218 704    225 425

** Note: These amounts include US$4 555 at 30 September 2003 and US$3 882 at 31
December 2003 respectively which relate to the N.M. Rothschild & Sons Limited debt service reserve account.

CONSOLIDATED CASH FLOW STATEMENT

                               Unaudited   Unaudited
                                9 months    9 months
                                   ended       ended
                                 30 Sept     30 Sept
US$000                              2004        2003
Profit on ordinary
activities before taxation
and minority interest              4 442      46 957
Adjustment for non-cash
items                             (1 365)      5 941
Working capital changes           (7 038)     (3 262)
Net cash (utilised in)/
generated from operations         (3 961)     49 636
Net cash utilised in
investing activities             (43 406)     (4 023)
Net cash (utilised in)/
generated by financing
activities
  Ordinary shares issued           1 996       7 179
  Decrease in long-term
  borrowings                      (9 550)     (4 627)
  (Decrease)/increase in bank
  overdraft                       (1 550)         75
Net (decrease)/increase in
cash and cash equivalents        (56 471)     48 240
Cash and cash equivalents at
beginning of period              109 357      64 157
Cash and cash equivalents at
end of period                     52 886     112 397

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                         Number
                             Of     Share      Share
                       ordinary   capital    premium
                         shares    US$000     US$000
Balance -
30 Sept 2003         28 776 639     2 877    197 686
Dec 2003 quarter
Net profit                    -         -          -
Share options
exercised               483 746        49      2 558
Movements on
cashflow hedges               -         -          -
Balance -
31 Dec 2003          29 260 385     2 926    200 244
March 2004 quarter
Net loss                      -         -          -
Share options
exercised                 3 000         -         13
Share split (a)      29 263 385         -          -
Capital reduction (b)         -         -   (100 000)
June 2004 quarter
Net profit                    -         -          -
Movement on
cash flow hedges              -         -          -
Share options
exercised                20 600         1         44
Balance -
30 June 2004         58 547 370     2 927    100 301
Sept 2004 quarter
Net loss                      -         -          -
Share options
exercised               634 324        33      1 905
Movements on
cashflow hedges               -         -          -
Balance -
30 Sept 2004         59 181 694     2 960    102 206

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(CONTINUED)

                                 Accumulat-
                         Other   ed profit/    Total
                      reserves     (losses)   equity
                        US$000      US$000    US$000
Balance -
30 Sept 2003            (7 401)    (18 798)  174 364
Dec 2003 quarter
Net profit                   -         218       218
Share options
Exercised                    -           -     2 607
Movements on
cashflow hedges             (2)          -        (2)
Balance -
31 Dec 2003             (7 403)    (18 580)  177 187
March 2004 quarter
Net loss                     -      (4 868)   (4 868)
Share options
exercised                    -           -        13
Share split (a)              -           -         -
Capital reduction (b)        -     100 000         -
June 2004 quarter
Net profit                   -      11 675    11 675
Movement on
cash flow hedges         2 376           -     2 376
Share options
exercised                    -           -        45
Balance -
30 June 2004            (5 027)     88 227   186 428
Sept 2004 quarter
Net loss                     -      (2 365)   (2 365)
Share options
exercised                    -           -     1 938
Movements on
cashflow hedges         (4 804)          -    (4 804)
Balance -
30 Sept 2004            (9 831)     85 862   181 197

(a) Share split: A special resolution was passed on 26 April 2004 to divide each of the ordinary shares of US$0.10 in the company into two ordinary shares of
US$0.05 each.

(b) Capital reduction: A special resolution was passed at the Annual General
Meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the company's share premium account by US$100 million in order to permit future dividend payments.

PRO FORMA INFORMATION

The company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented. Total cash costs, as defined in the Gold Institute
Industry Standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties. Total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of the company's performance.
The company believes that total cash cost per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash cost per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented. Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO US GAAP

The quarterly interim condensed financial statements presented here have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting
Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out below.

                               9 months     9 months
                                30 Sept      30 Sept
Reconciliation of net
income (US$000)                    2004         2003
Net income under IFRS             4 442       47 308
Share option compensation
adjustment                        1 041       (3 663)
Net income under US GAAP
before cumulative effect
of change in accounting
principle                         5 483       43 645
Cumulative effect of change
in accounting principle -
net cash                              -          214
Net income under US GAAP          5 483       43 859
Movement in cash flow hedges
during the period                (2 428)         892
Comprehensive income under
US GAAP                           3 055       44 751
Basic earnings per share
under US GAAP (US$)*               0.05         0.77
Fully diluted earnings per
share under US GAAP (US$)*         0.05         0.76
Reconciliation of shareholders'
equity (US$000)
Shareholders' equity under
IFRS                            181 197      174 364
Shareholders' equity under
US GAAP                         181 197      174 364
Roll forward of shareholders'
equity under US GAAP (US$000)
Opening balance                 177 187      118 771
Net income under US GAAP          5 483       43 859
Movement on cash flow hedges     (2 428)         892
Share options exercised           1 996        7 179
Share option compensation
adjustment                       (1 041)       3 663
Shareholders' equity under
US GAAP closing balance         181 197      174 364

* Reflects adjustments resulting from sub-division of shares.

ACCOUNTING POLICIES

The quarterly condensed financial statements in this report have been prepared in accordance with the group's accounting policies, which are in terms of IFRS and are consistent with the prior period.

The consolidated financial information includes the quarterly financial statements of the company, its subsidiaries and the Morila joint venture, which comply with IAS 34.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one segment.

FINANCIAL INSTRUMENTS

Morila

The financial instruments at 30 September 2004 held by the Morila company are the remainder of derivatives taken out as part of the project finance arrangements. Randgold Resources' attributable share is as follows:

* 12 985 ounces sold forward at a fixed price of US$275/oz over the period
October 2004 to December 2004;

* 4 596 ounces of call options purchased at a price of US$360/oz over the same period. At present prices, the net percentage of attributable production which is hedged is approximately 10% for the next three months. By December 2004,
Morila is expected to be unhedged.

Loulo

As part of the financing of the Loulo project, the following derivatives have been entered into to match the period of the loan repayment.

* 300 000 ounces sold forward at a fixed price of US$430/oz over the period July
2005 to December 2009;

* A further 65 000 ounces of gold hedges at US$413/oz were acquired, 50 000 prior to the end of the quarter, and the remaining 15 000 in October 2004. These ounces have been sold forward on a spot deferred basis and will in due course be rolled out and matched to future production. Based on current market conditions, we anticipate achieving a price of more than US$450/oz once the contango has been applied.

The board has given management a mandate to sell forward a total of 400 000 ounces of which 35 000 ounces remain. In total, the forward sales are expected to represent approximately 40% of planned production over the 4 year period of the loan. This will allow significant exposure to spot prices.

COMMENTS

Profit from mining activity for the quarter of US$3.3 million was marginally lower than the previous quarter's US$3.6 million. Attributable ounces produced of 36 674 were higher than the previous quarter's 34 022 as Morila's plant expansion began to show signs of bedding down in the last month of the quarter.

Production costs increased compared to the previous quarter principally due to higher fuel prices and increased mining contractor costs in line with the increased tons mined. The increased tons mined will enable higher grade ore to be processed in the last quarter of 2004.

Exploration and corporate expenditure of US$3.6 million was down compared to the previous quarter, reflecting a slow-down in exploration activity during the rainy season in West Africa. Depreciation of US$2.2 million was in line with the previous quarter. The loss on financial instruments includes a marked-to-market loss at quarter-end on the 50 000 ounces of gold hedges which have not been rolled out yet and which have therefore been treated as speculative for accounting purposes.

The net loss of US$2.4 million for the quarter reflects against a net profit of
US$11.7 million in the previous quarter and is a result of the poorer than planned operating performance at Morila. The previous quarter's profits also included a US$7.1 million profit realised on the sale of Syama, as well as a non-cash profit of US$7.7 million on financial instruments. The higher net profit of US$13.6 million in the corresponding quarter in 2003, was the result of high grades being processed at Morila at that time.

Similarly, the net profit for the nine months ended 30 September 2004 of US$4.4 million compared to US$47.3 million for the corresponding period in 2004 reflects the impact of the higher grades mined at Morila as previously reported.

The main balance sheet movements for the nine months to September 2004 are a decrease in cash and cash equivalents, and an increase in property, plant and equipment. During the nine months, the company funded the construction of the
Loulo capital project, hence the changes in the cash, and property, plant and equipment positions. The rehabilitation provision is down year on year resulting from the sale of Syama. Receivables are higher in the September 2004 balance sheet, due to increases in fuel duties and VAT amounts owing to Morila by the government of Mali.

A US$60 million project finance agreement for Loulo was concluded during the quarter. The loan, which is repayable between June 2006 and September 2009, was arranged by mandated lead-arrangers N.M. Rothschild & Sons Limited and SG
Corporate & Investment Banking, who have been joined in the facility by Absa
Bank and HVB Group as lead-arrangers.

OPERATIONS - MORILA

Morila results

                            Quarter  Quarter  Quarter
                              ended    ended    ended
                            30 Sept  30 June  30 Sept
US$000                         2004     2004     2003
Mining
Tons mined (000)              6 910    5 261    6 170
Ore tons mined (000)          1 350      889      602
Milling
Tons processed (000)            839      867      822
Head grade milled (g/t)         3.9      3.8      8.2
Recovery (%)                   87.2     80.0     91.8
Ounces produced              91 685   85 056  199 585
Average price received
(US$/ounce)                     355      332      348
Cash operating costs*
(US$/ounce)                     218      227       85
Total cash costs*
(US$/ounce)                     242      252      111
Cash profit                   8 309    9 070   49 553
Attributable (40%)
Ounces produced              36 674   34 022   79 834
Cash profit                   3 324    3 628   19 821

Morila results (continued)

                              9 months      9 months
                                 ended         ended
                               30 Sept       30 Sept
US$000                            2004          2003
Mining
Tons mined (000)                18 776        17 515
Ore tons mined (000)             3 126         3 098
Milling
Tons processed (000)             2 500         2 423
Head grade milled (g/t)            4.2           9.5
Recovery (%)                      84.5          91.7
Ounces produced                283 806       674 455
Average price received
(US$/ounce)                        358           341
Cash operating costs* (US$/ounce)  195            73
Total cash costs* (US$/ounce)      220            96
Cash profit                     36 789       162 983
Attributable (40%)
Ounces produced                113 522       269 782
Cash profit                     14 716        65 193

* Refer pro forma information provided above.

The Randgold Resources' team has focused its attention on the problems at Morila along with the operator and a fair measure of success has been achieved in returning the mine to planned performance levels. The implementation of a technical action plan and continual close monitoring has yielded success albeit at the end of the quarter. While plant throughput was below last quarter due to continued operational problems relating to plant maintenance issues and delays in plant commissioning, gold production increased due to substantially higher recoveries and marginally higher grades. By the end of the quarter, daily tonnages and grades had reached design rates and the completion tests were successfully carried out during the first week in October.

A programme of 48 boreholes has been completed on the orebody extension to the north-west of the pit with the intention of upgrading this resource to a reserve and incorporating it into a mine plan. Better results include: SAN 387 - 9 metres at 8.37g/t (from 90 metres); SAN 394 - 5 metres at 14.35g/t (from 188 metres); SAN 413 - 5 metres at 21.0g/t (from 40 metres); and SAN 421 - 8 metres at 13.23g/t (from 43 metres).

Mined tonnes increased over the quarter as a result of better mining efficiencies and has made up the back-log of stripping required to access the high grades in the last quarter. Discussions continued with the union representatives regarding an ongoing dispute over payment of a productivity bonus. Management remains of the opinion that its settlement offer is fair and is optimistic that the dispute will be resolved amicably in the near future.

The Morila exploration team continued with its search for more resources and for further comments, refer to the exploration section.

PROJECTS AND EVALUATIONS

Loulo Project

The September quarter saw the site continue construction operations through the height of the rainy season. The prudent, early completion of site access and establishment, as well as the mill raft concrete foundation and the CIL bases in
July allowed the construction crew to progress their work with minimal impact from the weather. The Woyoba weir, across the Faleme river was also completed giving Loulo a guaranteed water source for its start-up in the middle of next year. The roads have been upgraded between Sadiola and Loulo and vehicle deliveries have continued without interruption. Further upgrading of the road system, to ensure year round access to the site, is progressing. Erection of housing units at the mine village has continued apace and the first phase of single quarter units is complete and occupation of the units has commenced.

At the plant site, the terracing of the stores area is finished and the final terrace for the power plant and the fuel storage tank area is in progress. CIL tank bases are complete and tank steelwork is in progress. Conveyor belt support trestle civils for the first phase of production (the softer, oxide ore from
Yalea) are complete and work has started on the civil construction at the soft ore crushing station. Erection of the site tower cranes is in progress, breaking the skyline for the first time at Loulo. The power contract has been awarded to
Manutention Africaine (with the equipment supply contract going to Caterpillar -
Africa Power Systems). Manutention Africaine has mobilised on site and have taken over the supply of construction power. Whilst the construction of the mill facility is fully underway, preparations are also being made to start the mining operations by the end of this year. The mining contractor, BCM, has been given a letter of award of contract and the agreement will be signed shortly. BCM construction personnel have already mobilised on site and have commenced site clearing. UEE Explosives have been given a letter of intent for the supply of explosives. Initial mining operations will focus on the construction of the ROM pad with waste material from Loulo 0 and the stockpiling of ore from Yalea, for processing from mid-2005.

Following the completion of the most recent drill programme, the Yalea resource has been totally remodelled. This has resulted in a single geological model with a strike length of 2 700 metres. The deeper drilling below Yalea has shown a clear improvement of grade with depth and confirmed the geological model.
Remodelling of the orebody has resulted in a significant resource increase. The total resource of Yalea now stands at 33.68 Mt at 4.61g/t for 4.98 Moz. This has resulted in the total resources of Loulo 0 and Yalea increasing to over 7 Moz.

Loulo resource base excluding satellite resources (as at 30 September 2004)

                     Tonnage        Grade     Ounces
Classification            Mt          g/t        Moz
Yalea
Measured                8.15         3.97       1.04
Indicated               7.46         4.51       1.08
Measured & indicated   15.61         4.23       2.12
Inferred               18.07         4.93       2.86
Sub total (measured,
indicated & inferred)  33.68         4.61       4.98
Loulo 0
Measured                8.64         3.96       1.10
Indicated               7.23         4.16       0.97
Measured & indicated   15.87         4.05       2.07
Inferred                1.70         5.24       0.29
Sub total (measured,
indicated & inferred)  17.57         4.17       2.36
Total (measured,
indicated & inferred)  51.25         4.57       7.34

Randgold Resources reports its Mineral Resources and Ore Reserves in accordance with the JORC code.

The high grade intersections reported last quarter from Yalea impact significantly on the deeper resources. The next phase of deep drilling currently underway will initially focus on this high grade deep portion of the orebody.
These will be used to produce an underground mine design and planning study to comply with the requirements of reserve estimates as well as the completion of a bankable feasibility study to be led by SRK Consulting. A total of 12 000 metres of infill drilling at Yalea and Loulo 0 is planned as part of the ongoing feasibility study work and aims to upgrade the resources to indicated category.
Further geotechnical, geohydrological and geothermal data will be collected for this underground feasibility study during the drilling phase.

Tongon Project

Despite the present state of uncertainty in Cote d'Ivoire, a high level delegation from the company visited the country recently for meetings with government officials.

While it is still early to commence physical work in the northern half of Cote
d'Ivoire, the prefeasibility work carried out on the Tongon Project was reviewed during the quarter and confirmed our belief that it is a substantial project and one of the better undeveloped prospects in West Africa. In anticipation of continued positive progress towards a political settlement and elections in
November 2005, our projects and evaluation team has been tasked with updating the prefeasibility study and preparing for the commencement of work towards a bankable feasibility study.

EXPLORATION ACTIVITIES

The quarter saw a period of consolidation, data integration, interpretation, modelling and future planning in West Africa where the annual wet season brought a cessation to field activities. This work has formed the platform for the development of exploration programmes for the 2004/2005 field season.
Conversely, in East Africa field activities were accelerated with the ratification of the Barrick joint venture and the commencement of ground geophysical surveys.

In Tanzania, within the Mara greenstone belt, Induced Polarisation (IP)
geophysical surveys were completed on two permits to test for gold mineralisation beneath recent cover basalts on extensions to the structures which host the Gokona, Nyabigena and Nyabirama gold deposits which are currently being exploited by Placer Dome. The results returned coincident resistivity and chargeability anomalies on both grids with similar magnitudes to those over the
Placer Dome orebodies. Dipole IP surveys were carried out over these anomalies to provide additional depth information to the anomalies and allow three dimensional modelling and selection of drill targets. In the Musoma belt early stage reconnaissance work is underway to understand geological and structural controls on mineralisation in order to evaluate and progress targets within the resource triangle.

At Loulo, the decision to drill deeper at Yalea paid off with the delineation of high grade ore (+10g/t) and the identification of ore shoots with no surface expression. This has also led to a significant upgrade in the resource estimates for the project, which now stands at over 7 million ounces. The lessons learned are now being applied to other gold bearing structures within the Loulo permit which have seen little or no drilling.

Within the Morila mining lease the recognition that the flat lying style of mineralisation is intimately related to steep `feeder structures' has been confirmed by the first phase of conceptual drilling, consisting of one diamond hole into each of nine identified structural compartments. At the Samacline target, 850 metres west of the current pit, previous drilling intersected 30 metres at 7.22g/t, including 5 metres at 31.54g/t, with 1 metre at 139.1g/t
(SAN364), and 4 metres at 35.99g/t including 1 metre at 138.0g/t (SAN270).
SAM001, a 650 metre deep hole has been drilled, confirming the model, where mineralisation locates within a gentle, north to north-northeast trending antiformal hinge within the main flat lying Morila shear zone. Assay results returned 21 metres at 1.6g/t (from 503 metres) including 5 metres at 3.26g/t.
Outside the Morila joint venture but in the Morila region and based on geological modelling and geophysical surveys, a 3 000 metre RC drilling programme has been planned to test nine targets, eight of which are new.
Drilling will test both steep and flat mineralisation systems which have been identified through a combination of surface work and ground geophysics in both the Morila Off Lease and Dionkala permits.

In Senegal, evaluation of past exploration results has resulted in the decision to focus on the targets at the intersection of north - south and northeast trending structural trends. So far data integration has defined five priority targets for reconnaissance drilling during the forthcoming field season: Sofia,
Kaviar, Makana 2, Mandinka and KB Main.

In Burkina Faso on the Danfora permit, the focus over the past quarter was preparing for the first phase drilling program, which will commence in October.
In addition on the Kiaka permit, first pass reconnaissance has identified two anomalous zones. The first zone strikes N030 for +1 kilometre and is 20 - 50 metres in width, mineralisation is associated with narrow quartz veins (<10cm in width) hosted by quartz diorite and quartz sericite schist, pyrite is developed parallel to the foliation. The second zone locates 700 metres to the southwest of the first site and strikes N040 for 400 metres and is 60 metres in width. 23 rock samples have been collected from both zones and return values in quartz veins ranging from 7.7g/t to 10.8g/t while host rock schists return values up to
95g/t and average 6g/t. In Ghana, phase 1 exploration work on the Adansi Asaasi joint venture was completed. In total 5 409 soil samples have been collected over the entire permit on a 400 metre x 100 metre grid together with regional geological and regolith mapping. Approximately 50 per cent of the results have been received. Work is currently focusing on processing the soil results and finalising a programme of field validation of the soil anomalies identified to date, as well as the delineation of follow-up programmes to evaluate potential drill targets, adit mapping and the conversion of the reconnaissance licence into a prospecting licence.

PROSPECTS

The company continues to evaluate various opportunities both at a corporate and project level. In line with our stated objectives we work towards value creation through exploration, discovery and development, as well as strategic leverage in merger and acquisition opportunities. In this regard a number of due diligence reviews of attractive exploration and mining prospects have been undertaken during the quarter, some of which are still under evaluation. Our focus on organic opportunities remains with our exploration team.

A busy exploration programme is planned for the final quarter of 2004 and into
2005. Work will be undertaken in six countries (Mali, Senegal, Burkina Faso,
Ghana, Cote d'Ivoire and Tanzania). At Morila, drilling will continue to convert resources into reserves at the western margin zone and to hunt for new ounces with conceptual drilling in structural compartments. Drilling has commenced at
Loulo to complete the underground feasibility studies at Yalea and Loulo 0.
Drilling contracts for both Burkina Faso and Mali South have been signed and work will commence late October. In Tanzania, a motivation is in progress to drill two geophysical targets in November, while in Senegal two targets have been drilled and motivations to drill a further six targets are progressing well with drilling programmed for early 2005. We are planning to drill in Ghana during the first quarter of 2005 with work concentrating on the delineation of the Obuasi shear. Finally, work on progressing the Tongon feasibility evaluation will commence before year-end.

At Morila, following a frustrating nine months delay in the commissioning of the expansion programme, and after direct intervention by the Randgold Resources team, additional resources were provided by the joint venture partners. The operation is now showing signs of achieving year-end production figures in line with our recent guidance of 480 000 - 500 000 ounces at a total cash cost approximating US$200/oz.

D M Bristow                  R A Williams
Chief Executive              Financial Director
4 November 2004

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1
1BJ, Channel Islands

Web-site: www.randgoldresources.com

Registrars: Computershare Investor Services (Channel Islands) Limited, PO Box
83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services plc, PO Box 663, 7th Floor, Jupiter
House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations: For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27 (11) 728-2547, e-mail:
randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the Securities
Exchange Commission on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The United
States Securities Exchange Commission (the `SEC') permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC.
Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves'
for the purposes of the SEC's industry guide number 7.